MANAGEMENT'S DISCUSSION AND ANALYSIS

The following information, prepared as of November 26, 2021, should be read in conjunction with the condensed interim consolidated financial statements of Giga Metals Corporation (the "Company") for the three and nine months ended September 30, 2021, together with the audited consolidated financial statements of the Company for the year ended December 31, 2020 and the accompanying management's Discussion and Analysis (the "Annual MD&A") for that fiscal year.  The referenced consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS").  All amounts are expressed in Canadian dollars unless otherwise stated.

Forward-Looking Statements and Risk Notice

This MD&A is a review of the Company's operations and financial position as at and for the three and nine months ended September 30, 2021 and plans for the future based on facts and circumstances as of November 26, 2021. Except for statements of historical fact relating to the Company, including our 100% interest in the Turnagain Property, certain information contained herein constitutes forwarding-looking statements. When we discuss: mine plans; our costs and timing of current and proposed exploration; development; production and marketing; capital expenditures; cash flow; working capital requirements; and the requirement for additional capital; operations; revenue; margins and earnings; future prices of nickel and cobalt; foreign currency exchange rates; future accounting changes; or other things that have not yet happened in this review we are making statements considered to be forward-looking statements under Canadian and United States securities laws. We refer to them in this review as forward-looking information. The forward-looking information in this review typically includes words and phrases about the future, such as:  plan, expect, forecast, intend, anticipate, estimate, budget, scheduled, believe, may, could, would, might and will. We can give no assurance that the forward-looking information will prove to be accurate. It is based on a number of assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company's operations, no material adverse change in the market price of commodities and exchange rates and such other assumptions and factors as set out herein. It is also subject to risks associated with our business, including but not limited to risk inherent in the mining and metals business; commodity price fluctuations and hedging; competition for mining properties; sale of products and future market access; mineral reserves and recovery estimates; currency fluctuations; interest rate risk; financing risk; environment risk; legal proceedings; and other risks that are set out in our annual information form and below. If our assumptions prove to be incorrect or risks materialize, our actual results and events may vary materially from what we currently expect as set out in this review. We recommend that you review our annual information form and this Management's Discussion and Analysis, which include a discussion of material risks that could cause actual results to differ materially from our current expectations. Forward-looking information is designed to help you understand management's current views of our near and longer term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to be securities laws.

During 2020 and the current period, there was a global pandemic outbreak of COVID-19.  The actual and threatened spread of the virus globally has had a material adverse effect on the global economy and; specifically, the regional economies in which the Company operates.  The pandemic could continue to have a negative impact on the stock market, including trading prices of the Company's shares and its ability to raise new capital. These factors, among others, could have a significant impact on the Company's operations.

Scientific and technical information disclosed in this document has been reviewed and approved by Greg Ross, P. Geo., and Lyle Trytten, P. Eng., both Qualified Persons consistent with NI 43-101.

Overall Performance

The Company has a 100% interest in the Turnagain Nickel property located in the Liard Mining Division in northern British Columbia, approximately 65 km east of Dease Lake. The 71 claims that comprise the Turnagain property are contiguous, and as of the date of this report, total approximately 37,979 hectares. The 65 claims comprising the core areas of the Turnagain property total 33,220 hectares and have assessment work applied resulting in expiry dates ranging from May 2027 to December 2029. One non-core claim contiguous to the main property that was staked in January 2018 of 742 hectares currently has an expiry date of August 2023. Five non-core contiguous claims staked in October 2019 totalling 4,017 hectares, whose original expiry date was October 2020, are subject to an expiry protection order (time extension) issued by the Chief Gold Commissioner of British Columbia in response to the COVID-19 pandemic. Their resultant effective expiry date is December 2021.

The Turnagain project was not actively explored between 2011 and 2018 due to low nickel prices and difficult financial conditions. The price of nickel improved in 2017, and, during the third quarter of 2017, the Company completed equity financings allowing the Company to conduct an exploration program in the summer of 2018.

The Company started its 2018 exploration program in July 2018 with the commencement of archaeological and wildlife surveys and the arrival of drill rigs on site. On October 30, 2018, the Company provided an update on the 2018 exploration program.

The company finalized its 2018 field work program on October 18, 2018, having completed a total of 10,835 metres of core drilling in forty holes (hole numbers DDH18-267 to DDH18-306). On January 30, 2019, the Company announced analytical results from 38 of the 40 holes and the results for the remaining 2 holes were released on February 25, 2019. ALS Global in North Vancouver and TSL Laboratories in Saskatoon were the analytical providers.

The 2018 work program included:

  Two exploration holes totaling 1,119.8 metres in the platinum-enriched Attic Zone.
  Thirteen metallurgical infill holes totaling 3,073.0 metres within the Horsetrail and Northwest zones of the Turnagain deposit.
  Twenty-three infill holes totaling 5,866.9 metres, sited between the Horsetrail and Northwest zones to increase sample densities to allow for a reclassification of those portions of the deposit currently categorized as inferred resources to indicated resources.
  Two exploration holes totaling 775.1 metres in the MAG Zone roughly 5.6 kilometres northwest of Horsetrail deposit.

The Company is continuing to advance the project through ongoing:

  Consultation with the Tahltan First Nation and Kaska Dena communities.
  Geotechnical, environmental and archaeological studies, including the establishment of remote water and wildlife monitoring stations and the re-establishment of surface and groundwater monitoring programs.
  Metallurgical optimization and the Turnagain Mine project design engineering studies.

Refer to the January 30, 2019 and February 25, 2019 news releases for details of the analytical results. The analytical results reported demonstrate the continuity of mineralization in the Horsetrail and Northwest zones.

On July 31, 2018, the Company closed the sale of a 2% Net Smelter Return ("NSR") royalty on all future nickel and cobalt production from the Turnagain Nickel-Cobalt Project to Cobalt 27 Capital Corp. ("Cobalt 27" now Nickel 28 Capital Corp.) for consideration of US$1,000,000 in cash (received) and 1,125,000 Cobalt 27 common shares (received) at $7.40 per share for a fair value of $8,325,000.

In spring and summer of 2019, the Company began metallurgical test work, including comminution, flow sheet development, and variability testing. Additionally, field work has begun for geotechnical and geochemical investigations in support of low-grade stockpile and waste rock storage design. Environmental baseline data continue to be collected.

On July 29, 2019, the Company announced that Natural Resources Canada ("NRCan") has agreed to be part of a consortium of government agencies and industry partners, including GIGA, that have agreed to fund a research initiative investigating carbon dioxide (CO2) sequestration in silicate mine residue, including ultramafic residue from mineral deposits such as GIGA's Turnagain nickel-cobalt deposit. A total of $3.5 million has been committed to the project, including $2 million from NRCan with the balance from other government geoscience agencies and from industry. More than a decade of research by project lead Dr. Greg Dipple has shown that silicate mineral residue, when exposed to the atmosphere, absorbs CO2 and converts it to carbonate minerals, and the CO2 would remain locked in the carbonates over geological time scales. There is a real possibility that the Turnagain project, if developed into a mine, could achieve our goal of being carbon neutral. Refer to the news release for further details.  An update on Dr. Dipple's work was included in an August 4, 2020 news release.  On June 1, 2021, the Company announced that test work conducted on Turnagain mineralized material at the University of British Columbia has demonstrated significant mineral sequestration of CO2.

On September 19, 2019, the Company announced its updated NI 43-101 mineral resource estimate based on an additional 36 infill drill holes totaling 8,940 metres drilled in 2018 in the areas of the conceptual open pit described in the Preliminary Economic Assessment dated December, 2011 by AMC Consultants of Vancouver, B.C., and by updated geological modeling supported by core logs, rock geochemistry, mapping, alteration modeling and other information.  The updated resource estimate increased Measured plus Indicated resources at Turnagain by 24% to 1.07 billion tonnes, while contained nickel increased by 28.3% to 5.2 billion pounds.

On October 15, 2019, a project update news release was issued on metallurgical and engineering work on the Turnagain project.  On February 12, 2020 a further news release was issued noting that metallurgical test work is ongoing and the new results will be included in an updated Preliminary Economic Assessment (the "2020 PEA").  On October 28, 2020, the Company announced the results of the 2020 PEA for the production of high-grade nickel concentrate from the Turnagain Nickel Deposit.  Refer to the news release dated October 28, 2020 for details.  The NI 43-101 technical report for the 2020 PEA was filed on www.sedar.com on November 20, 2020 and on our website at www.gigametals.com. A subsequent amendment to the NI 43-101 technical report for the 2020 PEA was on www.sedar.com on February 22, 2021 and on our website at www.gigametals.com.

During the summer and fall of 2020, we did not conduct significant field work at the Turnagain project and instead focused on metallurgy and engineering.  Additional fieldwork is underway at the Turnagain project in 2021 to gather the site data necessary to advance the project to Pre-Feasibility, subject to financing.  In March 2021, the Company increased the reclamation bonds with the Ministry of Energy, Mines and Petroleum Resources from $232,000 to $424,000 in advance of planned fieldwork.

An internal study was conducted comparing the economics, technical risk and environmental impacts of the Company's Turnagain project with one operating and a basket of prospective High Temperature Acid Leach ("HPAL") projects and the results of that study were summarized in a press release on November 3, 2020.

On February 1, 2021, the Company announced that it had acquired exploration permits covering significant new regional sediment hosted copper anomalies along the southern perimeter of the Parnaíba Sedimentary Basin in southern Piauí State, Northeast Region, Brazil. The Company has staked 24 exploration permits totaling 40,722 hectares in four properties along 80 kilometers of strike length in an area with known "Kupferschiefer-style" sediment hosted copper mineralization.  Refer to the news release and the section below on the Brazil Project for additional details.

On April 23, 2021, the Company completed a marketed public offering of 13,667,755 units of the Company for gross proceeds of $6,466,708.  The units consist of 8,397,455 non-flow through units priced at $0.45 comprised of one common share and one warrant, and 5,270,300 flow through units priced at $0.51 comprised of one flow through common share and one warrant.

On April 27, 2021, the Company completed a private placement of 1,015,823 units of the Company for gross proceeds of $482,070.  The units consist of 600,000 non-flow through units priced at $0.45 comprised of one common share and one warrant, and 415,823 flow through units priced at $0.51 comprised of one flow through common share and one warrant.

The Company concluded its 2021 field program on October 19, 2021, having completed 6,296 metres of core drilling in 15 drill holes. In addition to collecting resource and geological information, 6 holes were also utilized to collect geotechnical data for pit wall design and to install piezometers for groundwater modeling. The Company further conducted 8,400 metres of seismic refraction survey for tailings storage facility design.

Due to labour shortages, the Company was unable to complete all the planned work and data collection for a Pre-Feasibility Study.  The Company plans to conduct a work program in 2022 to complete this data acquisition; this work includes geotechnical drilling in the area of the potential Tailings Management Facility and excavator test pits and/or geotechnical drilling for stockpile and waste storage design.

A preliminary short form base shelf prospectus was filed on SEDAR on November 9, 2021.  A copy of the prospectus is available under the Company profile at www.sedar.com.

Turnagain Nickel-Cobalt Project

	Balance, December 31,	Change in period	Balance, September 30,
	2020 $	2021 $	2021 $
Turnagain Nickel-Cobalt Project
Mineral property interests	179,500	-	179,500
Assays and testing	2,359,872	19,084	2,378,956
Claims renewal / staking	479,199	2,614	481,813
Drilling	14,361,757	1,757,629	16,119,386
Environmental studies	1,902,718	171,521	2,074,239
Exploration data management	977,516	16,241	993,757
First Nations	275,944	38,518	314,462
Geochemistry	111,066	-	111,066
Geological and engineering services	11,259,375	865,164	12,124,539
Geophysical services	854,079	8,021	862,100
Metallurgy	4,908,794	29,278	4,938,072
Petrographic work	43,957	-	43,957
Project management	106,015	-	106,015
Survey, mapping and camp	2,892,783	1,615,629	4,508,412
Transportation	3,000,445	519,513	3,519,958
Advances	-	-	-
Cost recovery	(56,480)	-	(56,480)
Asset retirement obligations	275,000	-	275,000
Property impairments	(33,058,924)	-	(33,058,924)
BC refundable mining tax credits	(3,228,472)	-	(3,228,472)
Federal non-refundable mining tax credits, net of valuation allowance	(61,185)	-	(61,185)
Book value at date of sale of net smelter royalty	(1,777,377)	-	(1,777,377)
	5,805,582	5,043,212	10,848,794

Brazil Project
Assays and testing	-	3,313	3,313
Claims renewal / staking	3,258	35,062	38,320
Foreign exchange translation adjustment	-	(135)	(135)
	3,258	38,240	41,498

	5,808,840	5,081,452	10,890,292

The Turnagain Project hosts the Horsetrail nickel-cobalt deposit, among the world's largest undeveloped nickel-cobalt sulphide deposits, located in British Columbia, Canada. Giga Metals owns 100% of the project which hosts an updated (September 19, 2019) NI 43-101 Mineral Resource containing:

Classification (1) (2) (3) (4) (5)	Tonnage (000s)	Ni Grade (%)	Contained Ni (000s lbs)	Co Grade (%)	Contained Co (000s lbs)
Measured	360,913	0.230	1,832,440	0.014	109,803
Indicated	712,406	0.215	3,373,616	0.013	202,605
Measured and Indicated	1,073,319	0.220	5,206,056	0.013	312,409
Inferred (4)	1,142,101	0.217	5,473,909	0.013	327,327

(1) All mineral resources have been estimated in accordance with Canadian Institute of Mining and Metallurgy and Petroleum ("CIM") definitions, as required under National Instrument 43-101 ("NI 43-101").

(2) Mineral resources are reported in relation to a conceptual pit shell in order to demonstrate reasonable expectation of eventual economic extraction, as required under NI 43-101; mineralization lying outside of these pit shells is not reported as a mineral resource. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

(3) Mineral resources are reported at a cut-off grade of 0.1% Ni. Cut-off grades are based on a price of US $8.50 per pound and a number of operating cost and recovery assumptions, plus a contingency as reported in the December 2011 PEA authored by AMC Consulting.

(4) Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. However, it is reasonably expected that the majority of Inferred mineral resources could be upgraded to Indicated.

(5) Due to rounding, numbers presented may not add up precisely to the totals provided and percentages my not precisely reflect absolute figures.

The Mineral Resource estimates include Inferred Mineral Resources that are normally considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as Mineral Reserves. Mineral Resource has been prepared by Kirkham Geosystems Ltd., September 2019.

The Turnagain project covers a large, relatively underexplored land package prospective for additional ultramafic-hosted nickel-cobalt discoveries. Turnagain is one of the few projects in a stable jurisdiction that can potentially deliver large quantities of cobalt and nickel to meet the growing needs of the electric vehicle and energy storage markets at a time when many research analysts are projecting there will be shortages in the cobalt and nickel required by battery manufacturers.

The Turnagain 2020 PEA (amended February 2021) demonstrates the potential for establishing a long-life open-pit mine and mill using conventional froth flotation technology to produce high-grade nickel sulphide concentrate. With a phased implementation to a facility with a throughput rate of 90,000 tonnes per day, annual production is projected to average more than 33,000 tonnes per year nickel (73 million pounds per year) for a project life of 37 years. A summary of the 2021 PEA highlights is provided in Table 1. The 2021 PEA has identified numerous opportunities for project improvement.

Table 1 - Turnagain Project 2021 PEA Life-of-Mine Results and Assumptions (US$)

All parameters annual average except construction and sustaining capital cost	Phase 1 (Y1-5) Average	Phase 2 (Y6-20) Average	LoM (Y1-37) Average
Ore Processed (Mt)	15.3	32.7	30.3
Nickel Grade (%)	0.260	0.220	0.221
Nickel Recovery (%)	57.3	51.6	49.6
Nickel Production (t in concentrate)	22,754	37,149	33,215
Cobalt Production (t in concentrate)	1,379	2,224	1,962
Site Operating Cost ($/t ore)	$9.63	$7.99	$7.89
Site Operating Cost ($/lb Ni)	$2.93	$3.20	$3.27
Net Operating Cost ($/lb Ni)	$2.77	$3.04	$3.12
Construction Capital Cost ($M) - total	$1,381	$532	$1,913
Sustaining Capital Cost ($M) - total	$274	$1,011	$2,000
Base Case Nickel Price / Payability	$7.50/lb / 78%
Base Case Cobalt Price / Payability	$22.30/lb / 35%
Base Case After-tax IRR / NPV (8%)	4.9% / ($443M)

Further, the 2021 PEA demonstrates the Company's core thesis of sustainable mining, with a greenhouse gas footprint below 2.50 t/t Ni in the base case, declining to <0.7 t/t Ni for an electrified fleet.  At these rates, the CO2-sequestering capabilities of the Turnagain tailings may enable the project to be carbon-neutral.

Brazil Project

On February 1, 2021, the Company announced it had acquired exploration permits covering significant new regional sediment-hosted copper anomalies along the southern perimeter of the Parnaíba Sedimentary Basin in southern Piauí State, Northeast Region, Brazil. The Company has staked 24 exploration permits totaling 40,722 hectares in four properties along 80 kilometers of strike length in an area with known "Kupferschiefer-style" sediment hosted copper mineralization.

Acquisition of this land package is the culmination of two years of research into the Sao Francisco Basin, thought by the Company to be a continuation of the African copper belt in the Democratic Republic of the Congo. The Company examined a regional data set using the services of Vancouver based AI firm Minerva Intelligence Inc., then engaged Exploration Outcomes, based in Belo Horizonte, to manage Giga's operations and exploration in this underexplored area of Brazil.

The land package contains multiple, contiguous drainage basins highlighted by copper and other stream sediment geochemical anomalies including silver, barium, bismuth, cobalt, indium, antimony and thallium associated with sedimentary and carbonate rocks of the Neoproterozoic/Cambrian Aracá Basin exposed along the southern fringes of the flat lying Parnaiba Basin.

Oxide and sulphide copper mineralization has been identified in groundwater well hole drill cuttings obtained from throughout the region. Analytical results from grab samples of groundwater well cuttings on Giga's Corrente Property range from anomalous to 3,110 ppm Cu and 5,790 ppm Cu (samples RK-106A and RK121A, respectively).

After initial identification of the region as a prospective area for sediment-hosted copper mineralization by Minerva's AI analysis, the Exploration Outcomes geological team supplied additional personal knowledge of previously observed copper occurrences in the region, leading to the identification of the Aracá Basin as a target. A reconnaissance field visit to the region in October 2019 confirmed the presence of sediment hosted copper mineralization, including in the chips from three recently excavated water wells observed across 20 kilometres. GIGA then contracted JAW Consulting of Colorado to model available geophysical data sets (magnetics, gravity and radiometrics) to help delineate and prioritize target areas based on interpreted structural setting and depth to prospective target stratigraphy.

The year 2020 brought multiple restrictions for fieldwork, including shut-downs due to the Covid19 outbreak, but also 100-year flood events throughout southern Piauí State. Crews were only able to return safely to the area in the late fall of 2020.

The preliminary work program completed late in 2020 included the collection of 102 stream sediment samples and 24 rock grab samples in the Corrente and Parnaguá permits blocks. Although stream sediment sampling was completed roughly at 1 sample per square kilometre and results are subdued, a broad cluster of the 67 samples collected in the Corrente Permit Block were anomalous in copper (8 samples; 12.5 - 48 ppm Cu), cobalt (4 samples: 11 - 17 ppm Co); barium (4 samples; 500 - 800 ppm Ba) thallium (4 samples; 0.5 - 1.0 ppm Tl). Sampling on the Parnaguá Permit Block produced similar results, although at a lower density due to access problems and lack of time.

Next steps for the Brazil project include increased density stream sediment sampling, follow-up prospecting and possible testing for copper mineralization using a water well drill. Geological mapping is required to fully identify the extent of the likely stratigraphic host rocks within the Aracá basin, notably where they are exposed by structural windows associated with graben faults.

Results from Operations

During the nine months ended September 30, 2021

Other items - During the nine months ended September 30, 2021 ("2021"), the Company recorded a loss of $1,819,760 as compared to a loss of $1,049,833 during the nine months ended September 30, 2020 ("2020").  The loss during the 2021 period increased primarily due to increased stock-based compensation expense from $2,662 in the 2020 period to $840,406 in the 2021 period.

General and Administrative - During 2021, the Company incurred loss of $1,819,760 ($0.02 per share) compared to a loss of $1,049,833 ($0.02 per share) during 2020. The administrative expenses for 2021 were $2,186,296, up from $1,082,967 in 2020. Total administrative expenses include two non-cash expenses, amortization and stock-based compensation. These amounts were $72,408 (2020: $73,435) and $840,406 (2020: $2,662) in 2021, respectively. Excluding non-cash expenses, the 2021 administrative expenses were $1,273,482 up from $1,006,870 in 2020 due primarily to an increase in corporate communications and investor relations partially offset by a decrease in consulting fees and travel and accommodation. Corporate communications and investor relations expenses in 2021 were $353,120 (2020: $115,807), an increase of $237,313. Consulting fees were $311,757 (2020: $348,864), a decrease of $37,107 due to conducting due diligence in 2020 on a potential acquisition of mineral rights. Legal, accounting and audit expenses in 2021 were $196,483 (2020: $154,788) an increase of $41,695. Management and directors' fees in 2021 were $196,265 down $47,249 from the $243,514 incurred in 2020. Office and general expenses in 2021 were $213,491 (2020: $114,107), an increase of $99,384. Travel and accommodation expenses were $2,366 compared to $29,790 in 2020, a decrease of $27,424. Excluding amortization and stock-based compensation, the total general and administrative expenses for 2021 were approximately $141,000 per month compared to $112,000 per month in 2020. During 2021, the Company earned $14,353 from interest income compared to $23,748 for 2020, a decrease of $9,395.

Included in other items during 2021 was $335,260 of flow-through premium income (2020: $nil).  This represents the value of the tax benefits to be renounced to flow-through share subscribers.

Exploration - During the 2021 period, the Company incurred expenditures on exploration and evaluation assets of $5,043,212 including $1,757,629 on drilling, $171,521 on environmental studies, $865,164 on geological and engineering services, $1,615,629 on survey, mapping and camp and $519,513 on transportation relating to the Turnagain Project.  The expenditures in 2021 were on the summer field program at the Turnagain Project which is described in the Overall Performance and the Turnagain Nickel-Cobalt Project sections of this MD&A.  An additional $38,240 was incurred on the Brazil Project.

Summary of Quarterly Results

The following is selected financial data from the Company's unaudited quarterly financial statements for the last eight quarters ending with the most recently completed quarter, being September 30, 2021.

	Three Months Ended ($)
	September 30, 2021	June 30, 2021	March 31, 2021	December 31, 2020
Total Revenues	-	-	-	-
Loss	(424,243)	(803,411)	(592,106)	(971,965)
Loss Per Share (basic and diluted)	(0.00)	(0.01)	(0.01)	(0.01)
Exploration and evaluation interest expenditures	3,597,302	1,267,376	216,909	310,280

	Three Months Ended ($)
	September 30, 2020	June 30, 2020	March 31, 2020	December 31, 2019
Total Revenues	-	-	-	-
Loss	(316,883)	(303,877)	(429,073)	(745,280)
Loss Per Share (basic and diluted)	(0.01)	(0.01)	(0.01)	(0.01)
Exploration and evaluation interest expenditures	281,668	225,343	546,215	607,851

The variation in loss in each quarter is due primarily to the timing of recognizing share-based compensation expense.  During the last eight quarters, share-based compensation expense was $283,214, $413,599, $143,593, $612,883, $nil, $(3,284), $5,946 and $162,913.  The remaining loss is primarily from general and administrative expenses. During the quarter ended September 30, 2021, a flow-through premium income of $288,071 was recognized.  Excluding amortization and stock-based compensation, the total general and administrative expenses for the nine months ended September 30, 2021 were approximately $141,000 per month compared to $112,000 per month during the year ended December 31, 2020.

During Q2 2021, the Company commenced the 2021 field program resulting in additional exploration and evaluation expenditures.

Financing Activities and Capital Expenditures

On April 23, 2021, the Company completed a marketed public offering of 13,667,755 units (the "Units") of the Company, including 1,067,755 Units issued pursuant to the over-allotment option which was exercised in part, for gross proceeds of $6,466,708.

The Units consist of 8,397,455 non-flow through units priced at $0.45 comprised of one common share and one common share purchase warrant, and 5,270,300 flow through units priced at $0.51 comprised of one flow through common share and one warrant.  Each warrant entitles the holder thereof to purchase one non-flow through common share at a price of $0.60 until April 23, 2024.

On April 27, 2021, the Company completed a private placement of 1,015,823 units of the Company for gross proceeds of $482,070.  The units consist of 600,000 non-flow through units priced at $0.45 comprised of one common share and one common share purchase warrant, and 415,823 flow through units priced at $0.51 comprised of one flow through common share and one warrant.  Each warrant entitles the holder thereof to purchase one non-flow through common share at a price of $0.60 until April 27, 2024.

In connection with the offering, the Company paid a cash commission equal to 6.5% of the gross proceeds ($451,671) and 888,404 compensation warrants equal to 6.5% of the Units sold under the offering.  Each compensation warrant shall entitle the holder thereof to purchase one unit (on a non-flow through basis) having the same terms as a Unit at the exercise price of $0.45 until April 23, 2024.  The Company incurred other cash issuance costs including legal and filing fees of $323,641.

The Company intends to use the net proceeds from the offerings to advance the Company's Turnagain project as further set out in the Company's final short form prospectus dated April 19, 2021.  A copy of the prospectus is available under the Company profile at www.sedar.com.

During the nine months ended September 30, 2020, the Company did not complete any equity financings.  During the 2020 period, 10,726,535 warrants were exercised for proceeds of $2,668,233 and 4,060,000 options were exercised for proceeds of $1,410,500.

Liquidity and Capital Resources

At September 30, 2021, the Company had working capital of $3,326,085 compared to working capital of $3,735,356 as at December 31, 2020. Accounts payable and accrued liabilities at September 30, 2021 were $760,032 and the current portion of the office lease obligation was $98,183.

As of September 30, 2021, the Company had sufficient working capital to continue operations for at least 12 months and to conduct an exploration program on the Turnagain project.

A preliminary short form base shelf prospectus was filed on SEDAR on November 9, 2021.  A copy of the prospectus is available under the Company profile at www.sedar.com.

Transactions with Related Parties

	Three months ended September 30,		Nine months ended September 30,
	2021 $	2020 $	2021 $	2020 $
Accounting fees(1)	8,834	6,987	29,370	25,441
Directors fees(2)	4,500	16,500	13,500	61,500
Management fees(3)	57,000	57,000	171,000	171,000
Stock-based compensation	223,046	-	661,864	-
	293,380	80,487	875,734	257,941

(1) Fees paid to Malaspina Consultants Inc., a company that employs Matt Anderson, CFO.

(2) Fees paid to directors Martin Vydra, Bob Morris, Anthony Milewski and Lyle Davis.

(3) Fees paid to Mark Jarvis, CEO and Director, Martin Vydra, President and Director, and Leslie Young, corporate secretary.

There was $1,943 owing to related parties at September 30, 2021 (December 31, 2020 - $1,943) included in accounts payable.  The balances owing are unsecured, non-interest bearing, and have no specific terms of repayment.  As at September 30, 2021, the accounts payable owing to related parties was due to Malaspina Consultants Inc.

Key management includes the Chief Executive Officer, the Chief Financial Officer and the directors of the Company.  Compensation paid or payable to key management for services during the nine months ended September 30, 2021 amounted to $173,370 (2020 - $217,441) for short-term benefits and $649,912 (2020 - $nil) for stock-based compensation.

The Company has a month to month office sublease with a company with common directors.  During the nine months ended September 30, 2021, the Company recorded office sublease income of $33,702 (2020 - $33,358) relating to the sublease.

Financial Instruments and other Instruments

The Company is exposed in varying degrees to a variety of financial instrument related risks as follows:

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company's primary exposure to credit risk is on its cash held in bank accounts and financial institutions. This risk is managed by using major banks and financial institutions that are high credit quality financial institution as determined by rating agencies. The Company's secondary exposure to risk is on its other receivables. This risk is minimal as receivables consist primarily of refundable government taxes.

Liquidity risk

Liquidity risk arises through the excess of financial obligations over available financial assets due at any point in time. The Company's objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time. The Company achieves this by maintaining sufficient cash and banking facilities.

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates and trading prices of marketable securities.

a) Foreign exchange risk

The Company mainly operates in Canada and is therefore not exposed to significant foreign exchange risk arising from transactions denominated in a foreign currency.

b) Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company does not have any significant interest rate risk.

c) Other Price Risk

Other price risk is the risk that the fair value of a financial instrument changes due to market risks other than foreign exchange risk or interest rate risk. The Company has no exposure to this risk.

Outstanding Share Data

As at September 30, 2021, the Company had 85,528,428 shares issued. The Company had 6,500,000 stock options outstanding with exercise prices ranging from $0.30 to $0.60, an average price of $0.51 and an average life of 3.90 years. In addition, 15,571,982 warrants were outstanding with an average exercise price of $0.59 and an average life of 2.57 years.

Summary of Share data at September 30, 2021
		Average
		Price	Life in Years
Issued shares	85,528,428
Options	6,500,000	$0.51	3.90
Warrants	(1)15,571,982	$0.59	2.57
Fully Diluted	107,600,410

Summary of Share data at November 26, 2021
		Average
		Price	Life in Years
Issued shares	85,528,428
Options	7,890,000	$0.50	3.95
Warrants	(1)15,571,982	$0.59	2.41
Fully Diluted	108,990,410

(1) 888,404 of the warrants are exercisable into units with each unit being comprised of one common share and warrant.  Each warrant within the unit entitles the holder to purchase one common share at a price of $0.60 until April 23, 2024.

Disclosure Controls and Procedures

In connection with National Instrument 52-109 (Certificate of Disclosure in Issuer's Annual and Interim Filings) ("NI 52-109"), the Chief Executive Officer and Chief Financial Officer of the Company have filed a Venture Issuer Basic Certificate with respect to the financial information contained in the condensed interim consolidated financial statements for the nine months ended September 30, 2021 and this accompanying MD&A (together, the "Interim Filings").

In contrast to the full certificate under NI 52-109, the Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures and internal control over financial reporting, as defined in NI 52-109. For further information the reader should refer to the Venture Issuer Basic Certificates filed by the Company with the Interim Filings on SEDAR at www.sedar.com.

Other Information

Additional information on the Company may be found on SEDAR at www.sedar.com, and on the Company's website at www.gigametals.com.